SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)

MFRI INCORPORATED

(Name of Issuer)

COMMON STOCK

(Title of class of securities)

552721102

(CUSIP Number)

STRATEGIC VALUE PARTNERS

CARL W. DINGER III

PO BOX 897

BERTHOUD, CO 80513

(973)-819-9923

(Name, address and telephone number of persons authorized to receive notices and communications)

OCTOBER 17, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e),240.13d-1(f) or 240.13d-1(g), check the following box:

  /          /.

Note: Schedules filed in paper format shall include a signed original and five copies of Schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 552721102

1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Carl W. Dinger III*	XXX-XX-XXXX
Carousel World L.P.	XX-XXXXXXX
Ashley E. Dinger	XXX-XX-XXXX
Caleigh N. Dinger	XXX-XX-XXXX
Shelby C. Dinger	XXX-XX-XXXX
Kenneth E. Stroup, Jr.	XXX-XX-XXXX

(*individually and as general partner for Carousel World LP)

2. CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

(a)               /    X     /

(b)              /            /

3. SEC USE ONLY

4. SOURCE OF FUNDS (SEE INSTRUCTIONS)

 PF, OO of each reporting person of the group

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

/                         /

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Carl W. Dinger III - USA
Ashley E. Dinger - USA
Caleigh N. Dinger - USA
Shelby C. Dinger – USA
Kenneth E. Stroup, Jr. - USA
Carousel World LP - A Colorado Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7. SOLE VOTING POWER

8. SHARED VOTING POWER

424,127

9. SOLE DISPOSITIVE POWER

10. SHARED DISPOSITIVE POWER

424,127

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Carl W. Dinger III -	156,400 shares common
Carousel World LP -	80,000 shares common
Ashley E. Dinger -	50,600 shares common
Caleigh N. Dinger -	39,700 shares common
Shelby C. Dinger -	37,400 shares common
Kenneth E. Stroup, Jr. -	60,027 shares common

12. CHECK IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

/                         /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.63%

14. TYPE OF REPORTING PERSON

IN, CO (all related)

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

The following constitutes the Schedule 13D filed by the Undersigned:

ITEM 1.	SECURITY AND ISSUER

This statement relates to the Common Stock, $0.01 par value per share ("the shares"), of MFRI Inc., (the "Issuer"). The principal offices of the issuer are at 6410 W. Howard Street, Niles, IL 60714.

ITEM 2.	IDENTITY AND BACKROUND

a.) This statement has been filed jointly by Carl W. Dinger III, Carl W. Dinger III’s children, (Ashley, Caleigh and Shelby), Kenneth E. Stroup Jr., and by Carousel World L.P., a limited partnership in Colorado.

b.) The principal address of each person or entity in the group is as follows:

Carl W. Dinger III, (and children)
PO Box 897
Berthoud, CO 80513

Carousel World L.P.
P.O. Box 897
Berthoud, CO 80513

Kenneth E. Stroup, Jr.
48 Alexandria Rd.
Morristown, NJ 07960

c.) Present Principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

Carl W. Dinger III – General Partner of Carousel World LP, (address same as in (b.)

Ashley E. Dinger – Self-Employed

Caleigh N. Dinger – Student

Shelby C. Dinger – Student

Kenneth E. Stroup, Jr. – Private Investor

d.) No reporting person in the group has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.) None of the reporting persons in this group has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

f.) Mr. Carl W. Dinger III, his children, and Kenneth E. Stroup, Jr. are all US citizens and Carousel World LP is a Colorado limited partnership.

ITEM 3. SOURCE AND AMOUNT OF FUNDS

The source of funds of each of the reporting persons in the group are the personal funds of each individual and in some cases, borrowings from investment brokerage accounts supported by several equity holdings.

ITEM 4. PURPOSE OF THE TRANSACTION

The group has taken a 5.63% stake in the Issuer pursuant to the formation of the group on October 17, 2016. The Group has become disenchanted with the Issuer’s stock price performance. Issuer announced a $2 million stock buyback plan on February 5, 2015. Issuer has failed to fully implement the stock buyback plan and has only purchased approximately 15% of the authorized buyback. Given the lack of performance of Issuer’s stock over the past five years, the Group is seeking a sale of the Issuer.

MFRI’s management has, to their credit, reduced the number of businesses that were not producing positive results. Unfortunately, the small capitalization of MFRI, the excessive managerial costs, the related stock options grants, and the regulatory costs, have all made this stock sell at or to a large discount to book value, price to sales and to several other financial metrics over a long period of time. What is left now is a pipe insulation company that also provides leak detection systems. The remaining segment is particularly attractive to a large number of companies seeking to fully integrate their pipe operations.

The poor performance of the stock is the final reason MFRI must be sold. The Issuer’s stock has significantly lagged every market index imaginable over the past five years. Consequently, the group is seeking an immediate, orderly sale of the Issuer and will seek support from other shareholders. Additionally, the Group is seeking the shareholder list and a Board seat to ensure that such a sale occurs in a timely and orderly fashion. If a sale is not completed in a timely manner, the Group intends to present a proposal to the shareholders at large at the next shareholder meeting to have the Issuer placed up for sale. A letter requesting the above is being served on the MFRI Board along with this filing.

ITEM 5.	INTEREST IN THE SECURITIES OF THE ISSUER

As reported in the Issuer's 10Q for the quarter ending 7/31/16, the issuer had 7,539,568 common shares outstanding. The reporting persons forming the group own an aggregate of 424,127 common shares representing 5.63% of the Issuer's shares outstanding. Each member of the reporting group owns shares individually as follows:

Carl W. Dinger III	156,400
Carousel World L.P.	80,000
Ashley E. Dinger	50,600
Caleigh N. Dinger	39,700
Shelby C. Dinger	37,400
Kenneth E. Stroup, Jr.	60,027
Total:	424,127

c.) Transactions over the past sixty days are as follows, (all purchases):

8/19/16	100	$7.58
8/25/16	100	$7.49
8/26/16	100	$7.53
8/29/16	100	$7.58
10/04/16	100	$7.73
10/06/16	100	$7.71
10/10/16	6,500	$7.77
10/12/16	2,000	$7.76
10/14/16	7,000	$7.94
10/17/16	7,700	$8.02
10/18/16	5,000	$7.90

d.) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of the Common Stock.

e.) Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than described herein, there are no contracts, arrangements or understandings among the Reporting Persons, (other than the formation of this group on October 17, 2016 seeking the actions described herein), or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Please see Exhibit 1, Letter to the Board of MFRI.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

OCTOBER 18, 2016

DATE

(Carl W. Dinger III, individually, and as general partner of Carousel World LP).

   <Carl W. Dinger III>

SIGNATURE

(Ashley E. Dinger, individually)

   <Ashley E. Dinger>

SIGNATURE

(Caleigh N. Dinger, individually)

<Caleigh N. Dinger>

(Shelby C. Dinger, individually)

<Shelby C. Dinger>

(Kenneth E. Stroup Jr., individually)

<Kenneth E. Stroup, Jr.>